C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	2008	2007	2006	2005	2004
Earnings from continuing operations before taxes	$549.9	$577.3	$394.6	$453.7	$414.2
Add (Deduct):
Fixed charges	17.4	16.6	21.8	17.3	17.7
Undistributed earnings of less than 50% owned companies carried at equity	(1.9)	(0.7)	(0.2)	(3.6)	(2.4)

Earnings available for fixed charges	$565.4	$593.2	$416.2	$467.4	$429.5

Fixed charges:
Interest, including amounts capitalized(1)	$12.1	$11.9	$16.9	$12.2	$12.7
Proportion of rent expense deemed to represent interest factor	5.3	4.7	4.9	5.1	5.0

Fixed charges	$17.4	$16.6	$21.8	$17.3	$17.7

Ratio of earnings to fixed charges	32.49	35.73	19.09	27.02	24.27

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.

Exhibit 12.1